Exhibit 99.1

Ozon Announces Changes To Its Board Of Directors

April 14, 2023 – Ozon Holdings PLC (NASDAQ and MOEX: “OZON”, hereafter referred to as “we”, “us”, “our”, “Ozon” or the “Company”) announced that Mr. Tagir Sitdekov, President at Sistema PJSFC (“Sistema”), has joined the Board of Directors of Ozon as a Non-Executive Director with effect from April 14, 2023. Mr. Tagir Sitdekov has been appointed by Sistema as Class A shareholder pursuant to Regulations 75A and 75B of the Articles of Association of the Company.

About OZON

Ozon is a multi-category e-commerce platform operating in Russia, Belarus and Kazakhstan. Its fulfillment infrastructure and delivery network enable Ozon to provide fast and convenient delivery via couriers, pick-up points, or parcel lockers. Its extensive logistics footprint and fast-developing marketplace platform allow thousands of entrepreneurs to sell their products across Russia’s 11 time zones and offer millions of customers one of the widest selections of goods across multiple product categories. Ozon actively seeks to expand its value-added services such as fintech and other new verticals such as Ozon fresh online grocery delivery. For more information, please visit https://corp.ozon.com/.

Contacts

Investor Relations

ir@ozon.ru

Press Office

pr@ozon.ru

Disclaimer

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 that reflect the current views of Ozon Holdings PLC (“we”, “our”, “us”, “Ozon” or the “Company”). All statements contained in this press release that do not relate to matters of historical fact should be considered forward-looking statements.

These forward-looking statements are based on management’s current expectations. However, it is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make. These statements are neither promise nor guarantee but involve known and unknown risks, uncertainties and other important factors and circumstances that may cause Ozon’s actual results, performance or achievements to be materially different from its expectations expressed or implied by the forward-looking statements, including conditions in the U.S. capital markets, negative global economic conditions, potential negative developments in the COVID-19 pandemic, the impact of the Ukraine situation, as well as sanctions and capital control measures, other negative developments in Ozon’s business or unfavorable legislative or regulatory developments. We caution you therefore against relying on these forward-looking statements, and we qualify all of our forward-looking statements by these cautionary statements. Please, refer to our filings with the U.S. Securities and Exchange Commission concerning factors that could cause actual results to differ materially from those described in our forward-looking statements.

These and other important factors could cause actual results to differ materially from those indicated by the forward-looking statements made in this press release. Any such forward-looking statements represent management’s estimates as of the date of this press release. While Ozon may elect to update such forward-looking statements at some point in the future, Ozon disclaims any obligation to do so, even if subsequent events cause its views to change. These forward-looking statements should not be relied upon as representing Ozon’s views as of any date subsequent to the date of this press release.

The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of the products or services of the Company.

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